SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: November 10, 2005
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐       Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐ No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
3rd Quarter Unaudited Financial Statements, Notes and Management’s
Discussion & Analysis,
CEO Certification
CFO Certification

TABLE OF CONTENTS

SIGNATURES
ITEM 1. Financial Statements
ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: November 10, 2005	By:	/s Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

THIRD QUARTER REPORT
SEPTEMBER 30, 2005

TABLE OF CONTENTS

ITEM 1.	Financial Statements
Consolidated Balance Sheets at September 30, 2005 (unaudited) and December 31, 2004

Unaudited Consolidated Statements of Operations for the Three and Nine Month Periods ended September 30, 2005 and 2004

Unaudited Consolidated Statement of Shareholders’ Equity for the Nine Month Period ended September 30, 2005

Unaudited Consolidated Statements of Cash Flows for the Three and Nine Month Periods ended September 30, 2005 and 2004

Notes to the Unaudited Consolidated Financial Statements

ITEM 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

IVANHOE MINES LTD.
Consolidated Balance Sheets

	September 30,	December 31,
(Stated in U.S. $000’s)	2005	2004
	(Unaudited)	(Note 1)
ASSETS

Current
Cash (Note 3)	$150,850	$122,577
Accounts receivable (Note 2)	28,870	10,286
Broken ore on leach pads	11,243	9,929
Inventories	5,922	5,575
Prepaid expenses	5,069	2,996
Other current assets	3,000	3,117
Current assets of discontinued operations (Note 2)	—	36,636

	204,954	191,116
Long-term investments (Note 4)	15,726	16,281
Mining property, plant and equipment	134,019	132,599
Other mineral property interests (Note 5)	50,034	50,316
Other capital assets	27,170	8,909
Future income taxes	621	782
Other assets	7,235	5,333
Non-current assets of discontinued operations (Note 2)	—	29,320

	$439,759	$434,656

LIABILITIES

Current
Accounts payable and accrued liabilities	$18,506	$24,764
Current portion of long-term debt (Note 6)	—	7,500
Current liabilities of discontinued operations (Note 2)	—	14,082

	18,506	46,346
Loans payable to related parties (Note 7)	5,088	5,088
Other liabilities	11,147	11,040
Future income taxes	12,562	12,788
Non-controlling interest	2,581	3,713
Non-current liabilities of discontinued operations (Note 2)	—	26,380

	49,884	105,355

SHAREHOLDERS’ EQUITY

Share capital (Note 8)
Authorized
Unlimited number of preferred shares without par value
Unlimited number of common shares without par value
Issued and outstanding 314,052,972 (2004 - 292,870,998) common shares	996,471	873,536
Additional paid-in capital	24	210
Contributed surplus	16,824	11,863
Deficit	(623,444)	(556,308)

	389,875	329,301

	$439,759	$434,656

APPROVED BY THE BOARD:

Director	Director

IVANHOE MINES LTD.
Consolidated Statements of Operations

	Three months ended September 30,		Nine months ended September 30,
(Stated in U.S. $000’s)	2005	2004	2005	2004

(Unaudited)		(Note 1 (b))		(Note 1 (b))

Revenue	$15,439	$9,783	$46,197	$29,977
Cost of operations	(4,633)	(2,952)	(12,716)	(8,285)
Depreciation and depletion	(1,401)	(1,117)	(4,357)	(3,678)

Operating profit	9,405	5,714	29,124	18,014

Expenses
General and administrative	(7,373)	(5,920)	(18,302)	(16,154)
Interest	(222)	(255)	(687)	(829)
Exploration	(28,907)	(28,429)	(87,141)	(73,936)
Depreciation	(485)	(462)	(1,704)	(1,459)

Loss before the following	(27,582)	(29,352)	(78,710)	(74,364)

Other income (expenses)
Mining property care and maintenance costs	(481)	(827)	(2,232)	(2,702)
Interest income	1,163	1,664	2,590	2,288
Foreign exchange gain	7,208	4,180	8,196	1,012
Gain on sale of long-term investments (Note 4(a))	—	—	115	4,523
Loss on sale of other capital asset	—	(197)	—	(197)
Write-down of carrying value of long-term investment (Note 4(a))	—	—	(1,438)	—
Dilution gain on investment in subsidiary	473	—	473	—
Share of loss of significantly influenced investees	(383)	(558)	(1,004)	(1,812)
Other	28	(96)	29	(134)

Loss before income and capital taxes, non-controlling interest and discontinued operations	(19,574)	(25,186)	(71,981)	(71,386)
Provision for income and capital taxes	(1,445)	(925)	(5,308)	(2,407)

Loss before non-controlling interest and discontinued operations	(21,019)	(26,111)	(77,289)	(73,793)
Non-controlling interest	657	637	1,658	1,393

Net loss from continuing operations	$(20,362)	$(25,474)	$(75,631)	$(72,400)
Net income (loss) from discontinued operations (Note 2)	3,957	(88)	8,495	(7,269)

Net loss	$(16,405)	$(25,562)	$(67,136)	$(79,669)

Basic and diluted (loss) earnings per share from
Continuing operations	$(0.06)	$(0.09)	$(0.25)	$(0.26)
Discontinued operations	0.01	0.00	0.03	(0.03)

	$(0.05)	$(0.09)	$(0.22)	$(0.29)

Weighted average number of shares outstanding (in 000’s)	314,011	290,582	302,006	277,965

IVANHOE MINES LTD.
Consolidated Statement of Shareholders’ Equity
(Stated in thousands of U.S. dollars)
(Unaudited)

	Share Capital		Additional
	Number		Paid-In	Contributed
	of Shares	Amount	Capital	Surplus	Deficit	Total

Balances, December 31, 2004	292,870,998	$873,536	$210	$11,863	$(530,090)	$355,519
Effect of accounting change (Note 1(b))	—	—	—	—	(26,218)	(26,218)
Shares issued for:
Private placement, net of issue costs of $6,095	19,750,000	119,801	—	—	—	119,801
Exercise of stock options	1,369,672	2,686	(186)	(778)	—	1,722
Other capital assets purchased (Note 10(a))	50,000	362	—	—	—	362
Share purchase plan	12,302	86	—	—	—	86
Stock compensation charged to operations	—	—	—	5,739	—	5,739
Net loss	—	—	—	—	(67,136)	(67,136)

Balances, September 30, 2005	314,052,972	$996,471	$24	$16,824	$(623,444)	$389,875

IVANHOE MINES LTD.
Consolidated Statements of Cash Flows

	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in U.S. $000’s)	2005	2004	2005	2004

(Unaudited)		(Note 1)		(Note 1)

OPERATING ACTIVITIES OF CONTINUING OPERATIONS
Net loss from continuing operations	$(20,362)	$(25,474)	$(75,631)	$(72,400)
Items not involving use of cash
Depreciation and depletion	1,886	1,579	6,061	5,137
Write-down of carrying value of long-term investments (Note 4(a))	—	—	1,438	—
Accretion expense	156	129	471	389
Unrealized foreign exchange gain	(7,005)	(2,938)	(8,260)	(2,134)
Share of loss of significantly influenced investees	383	558	1,004	1,812
Dilution gain on investment in subsidiary	(473)	—	(473)	—
Gain on sale of investments (Note 4(a))	—	—	(115)	(4,523)
Loss on sale of capital asset	—	197	—	197
Non-cash stock-based compensation	2,048	1,277	5,739	4,909
Non-cash exploration expense recovery	—	—	—	(3,248)
Non-controlling interest	(657)	(637)	(1,658)	(1,393)
Future income taxes	(91)	42	(65)	24
(Decrease) increase in non-current portion of royalty payable	(107)	15	(323)	(539)

	(24,222)	(25,252)	(71,812)	(71,769)
Net change in non-cash operating working capital items (Note 10(c))	(9,517)	1,074	(9,523)	1,291

	(33,739)	(24,178)	(81,335)	(70,478)

INVESTING ACTIVITIES OF CONTINUING OPERATIONS
Proceeds from sale of discontinued operations	—	—	15,000	—
Proceeds from sale of long-term investments (Note 4(a))	—	—	4,539	2,461
Proceeds from sale of other mineral property interests	—	—	—	460
Proceeds from sale of other capital assets	—	2,260	—	2,260
Purchase of long-term investments (Note 4(b) and (c))	(2,198)	—	(6,309)	—
Expenditures on mining property, plant and equipment	(2,070)	(2,473)	(5,777)	(5,087)
Expenditures on other mineral property interests	(50)	(1,118)	(50)	(21,120)
Expenditures on other capital assets	(12,265)	(860)	(19,193)	(3,420)
Expenditures on other assets	(529)	(72)	(1,965)	(35)
Other	—	54	(2,079)	(3,811)

	(17,112)	(2,209)	(15,834)	(28,292)

FINANCING ACTIVITIES OF CONTINUING OPERATIONS
Share capital issued	330	100,861	121,609	101,292
Non-controlling interest’s investment in subsidiary	1,000	—	1,000	—
Repayment of long-term debt	(3,750)	(3,750)	(7,500)	(7,500)

	(2,420)	97,111	115,109	93,792

EFFECT OF CHANGES IN FOREIGN EXCHANGE RATES ON CASH FROM CONTINUING OPERATIONS	6,987	2,811	8,279	2,123

NET CASH (OUTFLOW) INFLOW FROM CONTINUING OPERATIONS	(46,284)	73,535	26,219	(2,855)
NET CASH (OUTFLOW) INFLOW FROM DISCONTINUED OPERATIONS	—	(256)	2,054	1,055
CASH, BEGINNING OF PERIOD	197,134	31,915	122,577	106,994

CASH, END OF PERIOD	$150,850	$105,194	$150,850	$105,194

Cash is comprised of:
Cash on hand and demand deposits	$38,682	$37,055	$38,682	$37,055
Short-term money market instruments	112,168	68,139	112,168	68,139

	$150,850	$105,194	$150,850	$105,194

Supplementary cash flow information (Note 10)

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. Dollars, except tabular amounts in thousands of U.S. dollars)
(Unaudited)
1. BASIS OF PRESENTATION
(a)	These unaudited interim consolidated financial statements of Ivanhoe Mines Ltd. (the “Company”) have been prepared in accordance with accounting principles generally accepted in Canada (“GAAP”) for the presentation of interim financial information. These financial statements do not include all disclosures required for annual financial statements and therefore should be read in conjunction with the most recent annual financial statements of the Company for the year ended December 31, 2004 (the “Annual Financial Statements”). These financial statements follow the same accounting policies and methods of their application as the Annual Financial Statements, except as disclosed in (b) below. Certain of the comparative figures have been reclassified to conform with the presentation in these financial statements. In particular, the results of operations and cash flows of ABM Mining Limited (“ABM”) for the three and nine month periods ended September 30, 2004 (Note 2) have been classified as discontinued operations.

In the opinion of management, all adjustments (including reclassifications and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at September 30, 2005 and for all periods presented, have been made. The interim results are not necessarily indicative of results for a full year.

For purposes of these financial statements, the Company and its subsidiaries and joint venture are collectively referred to as “Ivanhoe Mines”.

(b)	On March 30, 2005, the Financial Accounting Standards Board (“FASB”) ratified the consensus of the Emerging Issues Task Force (“EITF”) Issue 04-6 that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. Commencing in the first quarter of 2005, Ivanhoe Mines changed its accounting policy with respect to stripping costs to be consistent with the consensus reached by the EITF, on the basis that the consensus results in a more reliable, relevant and consistent application of GAAP. This change has been applied retrospectively by restating prior period financial statements. In 2004 and prior years, Ivanhoe Mines deferred or accrued stripping costs incurred during production, as appropriate, and charged these costs to operations on the basis of the estimated average stripping ratio for each mine area. The effect of this change was to increase the deficit at January 1, 2004 by $18,329,000 and to increase the net loss for the year ended December 31, 2004 by $7,889,000 ($0.03 per share). The net loss for the three and nine month periods ended September 30, 2004 were also increased by $762,000 ($0.00 per share) and $6,827,000 ($0.03 per share), respectively, as a result of this change.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. Dollars, except tabular amounts in thousands of U.S. dollars)
(Unaudited)
2. DISCONTINUED OPERATIONS
In November 2004, the Company adopted a plan to dispose of the Savage River Iron Ore Project (the “Project”). This decision was part of the Company’s plan to rationalize its non-core assets as it focuses on the Oyu Tolgoi project in Mongolia. In February 2005, Ivanhoe Mines sold the Project for two initial payments totalling $21.5 million, plus a series of contingent, annual payments based on annual iron ore pellet sales of 1.8 million tonnes and an escalating price formula based on the prevailing annual Nibrasco/JSM pellet price.
Ivanhoe Mines received the first initial payment of $15.0 million on February 28, 2005. The second payment of $6.5 million plus an additional $0.2 million in interest is due on or before January 31, 2006.
The future payments will be received over five years commencing March 2006. These payments will be calculated at an initial rate of $1.00 per tonne of iron ore pellets if the annual benchmark pellet price exceeds $30 per tonne, and will escalate to a maximum of $16.50 per tonne of iron ore pellets if the annual price exceeds $80 per tonne. Based on the tonnes of iron ore sold during the six months ended September 30, 2005 and the escalating price formula, an amount of $12.3 million has been accrued as receivable. The $12.3 million has reduced the original deferred recoverable amount on the sale of assets to $nil and resulted in the excess of $4.0 million being included in operations during the quarter.
At September 30, 2005, Ivanhoe Mines has a total of $19.0 million included in accounts receivable related to the disposition of the Project. The amount is comprised of the second initial payment of $6.7 million and the six month escalating payment of $12.3 million.
The following table presents summarized financial information related to discontinued operations:

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
REVENUE	$—	$19,372	$18,031	$58,817
COST OF OPERATIONS	—	(17,370)	(11,965)	(61,191)
DEPRECIATION AND DEPLETION	—	(1,099)	(868)	(3,222)

OPERATING PROFIT (LOSS)	—	903	5,198	(5,596)
EXPENSES
General and administrative	—	(4)	(4)	(28)
Interest expense	—	(262)	(203)	(759)

INCOME (LOSS) BEFORE THE FOLLOWING	—	637	4,991	(6,383)
Escalating payment income	3,957	—	3,957	—
Interest income	—	103	16	218
Foreign exchange gain (loss)	—	(28)	(285)	132
Other expense	—	(836)	(191)	(1,327)

INCOME (LOSS) BEFORE INCOME TAXES	3,957	(124)	8,488	(7,360)
Recovery of income taxes	—	36	7	91

NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS	$3,957	$(88)	$8,495	$(7,269)

Net cash provided by (used in) operating activities	$—	$(4,832)	$2,592	$(1,800)
Net cash used in investing activities	—	(1,188)	(502)	(2,587)
Net cash provided by (used in) financing activities	—	5,552	(37)	5,492
Effect of exchange rate changes on cash flows from discontinued operations	—	212	1	(50)

NET CASH (OUTFLOW) INFLOW FROM DISCONTINUED OPERATIONS	$—	$(256)	$2,054	$1,055

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. Dollars, except tabular amounts in thousands of U.S. dollars)
(Unaudited)
3. CASH
Cash at September 30, 2005 included Ivanhoe Mines’ share of Myanmar Ivanhoe Copper Company Limited’s (“JVCo”) cash balances of $17.3 million (December 31, 2004: $10.1 million) and Asia Gold Corp.’s cash balances of $4.7 million (December 31, 2004: $8.2 million). These balances, totalling $22.0 million at September 30, 2005 (December 31, 2004: $18.3 million), were not available for Ivanhoe Mines’ general corporate purposes.
4. LONG-TERM INVESTMENTS
(a)	During the three months ended March 31, 2005, the share price of Olympus Pacific Minerals Inc. (“Olympus”) deteriorated with the result that the market value of Ivanhoe Mines’ investment in Olympus decreased significantly below carrying value. Accordingly, the Company recorded an impairment provision of $1,438,000 reducing the carrying value of this investment to $4,424,000.

In May 2005, Ivanhoe Mines sold its investment in Olympus, generating proceeds of $4,539,000. This transaction resulted in a gain on sale of $115,000.

(b)	During the three months ended June 30, 2005, Ivanhoe Mines exercised its 4.6 million share purchase warrants of Entrée Gold Inc. (“Entrée”) to acquire 4.6 million common shares at a cost of $4,111,000 (Cdn$5,060,000).

(c)	During the three months ended September 30, 2005, Ivanhoe Mines acquired 1.2 million units in Entrée at a cost of $2,198,000 (Cdn$2,718,000). Each unit consists of one Entrée common share and two share purchase warrants. At September 30, 2005, Ivanhoe Mines owned 15.8% of Entrée’s issued and outstanding share capital.
5. OTHER MINERAL PROPERTY INTERESTS

	September 30,	December 31,
	2005	2004
Mongolia:
Oyu Tolgoi	$42,956	$42,999
Other	286	159
Australia	5,356	5,722
Inner Mongolia, China	1,436	1,436

	$50,034	$50,316

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. Dollars, except tabular amounts in thousands of U.S. dollars)
(Unaudited)
6. CURRENT PORTION OF LONG-TERM DEBT
In August 2005, Myanmar Ivanhoe Copper Company Limited (“JVCo”) repaid its long-term debt by way of the final loan instalment of $7,500,000 (of which $3,750,000 is Ivanhoe Mines’ proportionate share).
At September 30, 2005, Ivanhoe Mines has no long term debt outstanding.
7. LOANS PAYABLE TO RELATED PARTIES
These loans are payable to the Chairman of the Company or a company controlled by him. They are non-interest bearing, unsecured and repayable in U.S. dollars. Repayment of these loans has been postponed until Ivanhoe Mines receives an aggregate of $111,000,000 from the sale of the Savage River Project.
8. SHARE CAPITAL
During the nine months ended September 30, 2005, 975,000 options were granted. These options have a weighted average exercise price of Cdn$8.85, lives of five years and vest over periods ranging from one to four years. The weighted average fair value of the options issued was estimated at Cdn$4.98 per share option at the grant date using the Black-Scholes pricing model. The option valuation was based on an average expected option life of five years, a risk-free interest rate of 3.72%, a dividend yield of nil% and an expected volatility of 60.82%.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. Dollars, except tabular amounts in thousands of U.S. dollars)
(Unaudited)
9. SEGMENTED INFORMATION

THREE MONTHS ENDED SEPTEMBER 30, 2005
(Stated in 000’s)	Copper	Exploration	Corporate	Total

Revenue	$15,439	$—	$—	$15,439
Cost of operations	(4,633)	—	—	(4,633)
Depreciation and depletion	(1,401)	—	—	(1,401)

Operating profit	9,405	—	—	9,405
General and administrative	(110)	—	(7,263)	(7,373)
Interest	(133)	(31)	(58)	(222)
Exploration	—	(28,907)	—	(28,907)
Depreciation	—	(471)	(14)	(485)

Income (loss) before the following	9,162	(29,409)	(7,335)	(27,582)
Mining property care and maintenance costs	—	—	(481)	(481)
Interest income	65	101	997	1,163
Foreign exchange gain	97	49	7,062	7,208
Dilution gain on investment in subsidiary	—	473	—	473
Share of loss of significantly influenced investees	—	—	(383)	(383)
Other	4	24	—	28

Income (loss) before income and capital taxes, non-controlling interest and discontinued operations	9,328	(28,762)	(140)	(19,574)
Provision for income and capital taxes	(1,363)	(66)	(16)	(1,445)

Income (loss) before non-controlling interest and discontinued operations	7,965	(28,828)	(156)	(21,019)
Non-controlling interest	—	657	—	657

Net income (loss) from continuing operations	$7,965	$(28,171)	$(156)	$(20,362)

Expenditures on capital assets	$1,247	$12,297	$841	$14,385

Total assets
Continuing operations	$167,003	$103,774	$168,982	$439,759
Discontinued operations	—	—	—	—

	$167,003	$103,774	$168,982	$439,759

THREE MONTHS ENDED SEPTEMBER 30, 2004
(Stated in 000’s)	Copper	Exploration	Corporate	Total

Revenue	$9,783	$—	$—	$9,783
Cost of operations	(2,952)	—	—	(2,952)
Depreciation and depletion	(1,117)	—	—	(1,117)

Operating profit	5,714	—	—	5,714
General and administrative	(158)	—	(5,762)	(5,920)
Interest	(185)	(26)	(44)	(255)
Exploration	—	(28,429)	—	(28,429)
Depreciation	—	(462)	—	(462)

Income (loss) before the following	5,371	(28,917)	(5,806)	(29,352)
Mining property care and maintenance costs	—	—	(827)	(827)
Interest income	18	19	1,627	1,664
Foreign exchange gain (loss)	(42)	620	3,602	4,180
Loss on sale of other capital assets	—	—	(197)	(197)
Share of loss of significantly influenced investees	—	—	(558)	(558)
Other	1	(97)	—	(96)

Income (loss) before income and capital taxes, non-controlling interest and discontinued operations	5,348	(28,375)	(2,159)	(25,186)
Provision for income and capital taxes	(788)	(97)	(40)	(925)

Income (loss) before non-controlling interest and discontinued operations	4,560	(28,472)	(2,199)	(26,111)
Non-controlling interest	—	637	—	637

Net income (loss) from continuing operations	$4,560	$(27,835)	$(2,199)	$(25,474)

Expenditures on capital assets	$2,704	$1,280	$467	$4,451

Total assets
Continuing operations	$153,215	$87,622	$156,120	$396,957
Discontinued operations	—	—	51,901	51,901

	$153,215	$87,622	$208,021	$448,858

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. Dollars, except tabular amounts in thousands of U.S. dollars)
(Unaudited)
9. SEGMENTED INFORMATION (Continued)

NINE MONTHS ENDED SEPTEMBER 30, 2005
(Stated in 000’s)	Copper	Exploration	Corporate	Total

Revenue	$46,197	$—	$—	$46,197
Cost of operations	(12,716)	—	—	(12,716)
Depreciation and depletion	(4,357)	—	—	(4,357)

Operating profit	29,124	—	—	29,124
General and administrative	(327)	—	(17,975)	(18,302)
Interest	(421)	(93)	(173)	(687)
Exploration	—	(87,141)	—	(87,141)
Depreciation	—	(1,678)	(26)	(1,704)

Income (loss) before the following	28,376	(88,912)	(18,174)	(78,710)
Mining property care and maintenance costs	—	—	(2,232)	(2,232)
Interest income	229	208	2,153	2,590
Foreign exchange gain (loss)	(38)	(118)	8,352	8,196
Gain on sale of long-term investments	—	—	115	115
Write-down of carrying value of long-term investment	—	—	(1,438)	(1,438)
Dilution gain on investment in subsidiary	—	473	—	473
Share of loss of significantly influenced investees	—	—	(1,004)	(1,004)
Other	6	23	—	29

Income (loss) before income and capital taxes, non-controlling interest and discontinued operations	28,573	(88,326)	(12,228)	(71,981)
Provision for income and capital taxes	(5,096)	(138)	(74)	(5,308)

Income (loss) before non-controlling interest and discontinued operations	23,477	(88,464)	(12,302)	(77,289)
Non-controlling interest	—	1,658	—	1,658

Net income (loss) from continuing operations	$23,477	$(86,806)	$(12,302)	$(75,631)

Expenditures on capital assets	$3,019	$19,571	$2,792	$25,382

Total assets
Continuing operations	$167,003	$103,774	$168,982	$439,759
Discontinued operations	—	—	—	—

	$167,003	$103,774	$168,982	$439,759

NINE MONTHS ENDED SEPTEMBER 30, 2004
(Stated in 000’s)	Copper	Exploration	Corporate	Total

Revenue	$29,977	$—	$—	$29,977
Cost of operations	(8,285)	—	—	(8,285)
Depreciation and depletion	(3,678)	—	—	(3,678)

Operating profit	18,014	—	—	18,014
General and administrative	(436)	—	(15,718)	(16,154)
Interest	(616)	(82)	(131)	(829)
Exploration	—	(73,936)	—	(73,936)
Depreciation	—	(1,447)	(12)	(1,459)

Income (loss) before the following	16,962	(75,465)	(15,861)	(74,364)
Mining property care and maintenance costs	—	—	(2,702)	(2,702)
Interest income	21	150	2,117	2,288
Foreign exchange gain (loss)	(102)	(240)	1,354	1,012
Gain on sale of investments	—	—	4,523	4,523
Loss on sale of other capital assets	—	—	(197)	(197)
Share of loss of significantly influenced investees	—	—	(1,812)	(1,812)
Other	3	133	(270)	(134)

Income (loss) before income and capital taxes, non-controlling interest and discontinued operations	16,884	(75,422)	(12,848)	(71,386)
Provision for income and capital taxes	(2,026)	(142)	(239)	(2,407)

Income (loss) before non-controlling interest and discontinued operations	14,858	(75,564)	(13,087)	(73,793)
Non-controlling interest	—	1,393	—	1,393

Net income (loss) from continuing operations	$14,858	$(74,171)	$(13,087)	$(72,400)

Expenditures on capital assets	$4,904	$3,854	$869	$9,627

Total assets
Continuing operations	$153,215	$87,622	$156,120	$396,957
Discontinued operations	—	—	51,901	51,901

	$153,215	$87,622	$208,021	$448,858

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. Dollars, except tabular amounts in thousands of U.S. dollars)
(Unaudited)
10. SUPPLEMENTARY CASH FLOW INFORMATION
(a)	During the nine months ended September 30, 2005, 50,000 common shares of the Company were issued as consideration for the purchase of certain exploration equipment valued at $362,000.

(b)

	Three Months Ended September 30,		Nine Months September 30,
$(000)	2005	2004	2005	2004

Interest paid	$107	$252	$309	$552
Income and capital taxes paid	182	130	277	298
(c)	Net change in non-cash operating working capital items:

	Three Months Ended September 30,		Nine Months September 30,
$(000)	2005	2004	2005	2004

(Increase) decrease in:
Accounts receivable	$(878)	$(2,224)	$430	$(5,516)
Broken ore on leach pads	(391)	(991)	(1,314)	(2,294)
Inventories	252	(767)	(347)	(616)
Prepaid expenses	(570)	(1,119)	(2,073)	(2,842)
Other current assets	118	4,107	117	2,107
Increase in:
Accounts payable and accrued liabilities	(8,048)	2,068	(6,336)	10,452

	$(9,517)	$1,074	$(9,523)	$1,291

3
Interim Report For the three and nine months ended September 30, 2005
At November 8, 2005 the Company had 314.1 million common shares issued and outstanding and warrants and stock options exercisable for 9.3 million additional common shares.
Share Information
Common shares of Ivanhoe Mines Ltd. are listed for trading under the symbol IVN on the New York Stock Exchange and the Toronto Stock Exchange.
Transfer Agents and Registrars
CIBC Mellon Trust Company
320 Bay Street
Toronto, Ontario, Canada
M5H 4A6
Toll free in North America:
1-800-387-0825

Investor Information
All financial reports, news releases and corporate information can be accessed on our web site at www.ivanhoe-mines.com
Contact Information
Investors: Bill Trenaman
Media : Bob Williamson
Suite 654-999 Canada Place
Vancouver, BC, Canada V6C 3E1
E-mail : info@ivanhoemines.com
Tel : (604) 688-5755
Highlights
Oyu Tolgoi Project - On September 29, 2005, the Company announced the release of an independent Integrated Development Plan (“IDP”) for the Oyu Tolgoi Project in Mongolia. The IDP proposes the development of a combined open pit/underground block cave operation resulting in a total mine life exceeding 40 years.
Two phases are being proposed to produce a copper/gold concentrate. The first phase is expected to yield a throughput rate of 70,000 tonnes-per-day. In year 3 of phase one, a decision is envisaged to proceed to a second phase expansion to 140,000 tonnes-per-day. Total production from the project is expected to make the Oyu Tolgoi Project one of the world’s next major copper and gold mines with average production of more than one billion pounds of copper and 330, 000 ounces of gold for at least 35 years. Peak annual production is estimated to yield more than 1.6 billion pounds of copper and 900,000 ounces of gold.
Based on current timing estimates, the starting date for commercial production at Oyu Tolgoi Project is mid-2008. Phase one is expected to reach a full production capacity of 70,000 tonnes per day at the beginning of 2009. Full production capacity of 140,000 tonnes per day is expected by year seven.
Assuming the implementation of phase two, the net present value for the Oyu Tolgoi Project, using an 8% discount rate, is estimated at approximately $3.44 billion before tax and $2.71 billion after tax. Using a 10% discount rate, the net present value is estimated at $2.4 billion before tax and $1.85 billion after tax. The IDP financial models were constructed using a base copper price of $1.00 per pound and a base gold price of $400 per ounce. These financial models were based on the Company’s interpretation of existing tax, mining and other relevant Mongolian laws and the terms of the draft Special Stability Agreement currently being negotiated with the Mongolian government.
Accessing, as soon as possible, the deep potential of the Hugo North deposit is currently viewed by the Company’s management as being critical to the financial success of the development of the Oyu Tolgoi Project. Therefore, the construction of Shaft #1, a 6.7-metre-diameter exploration shaft, along with headframe, hoisting plant, associated infrastructure and pre-sinking excavation, was undertaken in Q3’05. Further shaft sinking from the completed headframe is expected to commence in Q4’05.
Ivanhoe-Entrée Gold joint-venture — During the quarter the Company announced drilling results from two holes, EGC053 and OTD1218, which confirmed the extension of the Hugo Far North mineralized zone for an additional 150 metres to the north. The Hugo Far North mineralization now has been extended to at least 600 metres north of the Ivanhoe/Entrée joint venture property boundary into the Shivee Tolgoi property and brings the total length of the high-grade deposit to over 2.5 kilometres. Step-out and infill drilling is ongoing, with four deep-hole-capacity drilling rigs.
An updated independent resource estimate, which will incorporate drilling results from the Ivanhoe/Entrée property, is expected in early 2006. The IDP did not include any of the high-grade copper and gold mineralization discovered on the Shivee Tolgoi property.
In July 2005, the Company increased its holding in Entrée Gold Inc. (“Entrée”) to 10.4 million common shares (15.8%) by acquiring an additional 1.2 million units of Entrée at a cost of $2.2 million. Each unit consists of one Entrée common share and two share purchase warrants.
S&K Mine - In Q3’05, cathode production from the mine totaled 8,497 tonnes (net 4,249 to the Company), representing an 8% increase over the same period in 2004. Copper sale prices for the quarter averaged $1.81 per pound, compared to $1.27 per pound in Q3’04. Recoverable copper grade for the quarter averaged 0.51% compared to 0.54% in Q3’04. During the quarter, the Company’s share of the mine’s operating profit totalled $9.5 million, compared to $5.7 million in Q3’04.
Results of Operations - In Q3’05, the Company recorded a net loss of $16.0 million (or $0.05 per share), compared to a net loss of $25.6 million (or $0.09 per share) in Q3’04. The decrease in net loss between the two quarters mainly was due to a $3.4 million increase in net income at the S&K Mine and $4.0 million in income from discontinued operations in Q3’05, compared to the same period in 2004.
MANAGEMENT’S DISCUSSION AND ANALYSIS — Q3’05
(Stated in U.S. dollars except where noted)
INTRODUCTION
This discussion and analysis of the financial position and results of operations (“MD&A”) of Ivanhoe Mines Ltd. should be read in conjunction with the unaudited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the three and nine months ended September 30, 2005, and with the audited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the year ended December 31, 2004. In this MD&A, unless the context otherwise dictates, a reference to the Company refers to Ivanhoe Mines Ltd. and a reference to Ivanhoe Mines refers to Ivanhoe Mines Ltd., together with its subsidiaries and joint ventures. The effective date of this MD&A is November, 8, 2005.
Additional information about the Company, including its Annual Information Form, is available at www.sedar.com.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
FORWARD LOOKING STATEMENTS
Except for statements of historical fact relating to Ivanhoe Mines, certain information contained herein constitutes forward-looking statements within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. Forward-looking statements include, but are not limited to, statements concerning estimates of expected capital expenditures, statements relating to expected future production and cash flows, statements relating to the continued advancement of Ivanhoe Mines’ exploration, development and production projects, statements relating to the potential of the Oyu Tolgoi Project, statements relating to target milling rates and other statements that are not historical facts. When used in this document, the words such as , “could”, “plan”, “estimate”, “expect”, “intend”, “may”, “potential”, “should” and similar expressions, are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Ivanhoe Mines’ projects will experience technological and mechanical problems, geological conditions in the deposits may not result in commercial levels of mineral production, changes in product prices, changes in political conditions, changes in the availability of project financing and other risks. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The reader is cautioned not to place undue reliance on forward-looking statements.
This MD&A contains references to estimates of mineral resources. The estimation of resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates of mineral resources will be accurate or that such mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. These risks are described in more detail in the annual information form of the Company. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
CORPORATE STRATEGY & OUTLOOK
Ivanhoe Mines Ltd. is an international mining company currently focused on exploring and developing a major discovery of copper and gold at its Oyu Tolgoi project in southern Mongolia (the “Oyu Tolgoi Project”). Ivanhoe Mines’ operations also include the extraction of copper from a 50% joint-venture interest in the Monywa Copper Project in Myanmar.
Development of the Oyu Tolgoi Project - Since its inception in 1994, mineral exploration has been the Company’s main focus of interest. In 2005, the Company is devoting most of its management and financial resources to furthering the exploration and development of the Oyu Tolgoi Project, while at the same time continuing to explore for minerals in other parts of Mongolia, Eastern Asia and Australia. A priority also is being placed on fully understanding the extent, value and development potential of the strategically located coal resources recently uncovered on Ivanhoe Mines’ exploration concessions in southern Mongolia.
Stability Agreement - During Q3 ‘05, discussions continued with Mongolian government authorities aimed at completing a Special Stability Agreement for Ivanhoe Mines’ Oyu Tolgoi Project. In September 2005, the Company submitted the IDP to the Mongolian government for review and consultation. The IDP, which is summarized below, is expected to form the basis for the Company’s ongoing discussions with the Mongolian government aimed at completing the Special Stability Agreement at the earliest opportunity. Although the negotiations are taking longer than expected to complete, management remains optimistic that the negotiations for the Special Stability Agreement can be successfully concluded in the near term. However there can be no assurance that a Special Stability Agreement containing all of the terms sought by the Company can be obtained in the foreseeable future, or at all.
The completion of the Development Plan represents an important milestone in the evolution of the Oyu Tolgoi Project ands should provide the context for finalizing a Special Stability Agreement that will satisfy the interests of the Mongolian government and the Company in the long-term success of the Oyu Tolgoi Project, and that also will serve as a model for attracting large-scale investment, both domestic and foreign, in Mongolia’s mineral sector.
Although amendments to Mongolia’s mining legislation have been proposed, based on its discussions with Mongolia’s President, Prime Minister, members of cabinet and senior parliamentarians, and on statements issued on July 25, 2005 by the Mineral Resources and Petroleum Authority of Mongolia, the Company does not anticipate material changes in legislation that would negatively affect the climate for foreign investment in the mining industry in Mongolia.
Integrated Development Plan — Rather than await the successful conclusion of a Special Stability Agreement, which would provide certainty for several key aspects required by a feasibility study, the Company released the IDP in September 2005. The IDP, which

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
qualifies as a preliminary assessment for purposes of Canada’s National Instrument 43-101, addressed the proven and probable reserves at the Southwest Oyu deposit, the independent estimate released in May 2005 of the indicated resources at the Hugo North deposit and the inferred resources at the Hugo North and the Hugo South deposits (the “Hugo Dummett” deposits).
The Integrated Development Plan is intended to present an overall picture of the future development of the Oyu Tolgoi Project. To bring the underground resources into a proven and probable category for feasibility purposes, actual underground development and characterization within the Hugo Dummett deposits is required. The exploration shaft and subsequent horizontal development is expected to accomplish this requirement.
Financing alternatives — The Company continues to assess strategic alternatives for the development and financing of the Oyu Tolgoi Project. The Company’s current plan is to aggressively advance the development of the project while continuing to discuss financing options with various parties.
During Q3’05, the Company continued its discussions with a number of major international mining industry participants capable of financing the project, with a view to selecting suitable strategic partners to develop the Oyu Tolgoi Project and associated infrastructure. The Company believes that significant advantages could be realized from the participation of strategic partners and continues to assess opportunities, as they arise, to extend to one or more such partners a participating interest in the project. The Company is not soliciting bids from potential partners and has not set a deadline or target date for concluding any such agreement. Accordingly, there can be no assurance that any ongoing or future discussions will result in an agreement with a strategic partner or that the Company will pursue development of the Oyu Tolgoi Project with a strategic partner at all.
Asset rationalization - The Company is continuing to explore opportunities to rationalize non-core assets through potential disposition alternatives involving the outright or partial sale of non-core project interests, the formation of one or more joint ventures in respect of certain non-core projects or other transactions that would dilute or eliminate the Company’s interest in, and relieve the Company of financial obligations in respect of, such non-core projects. The Company’s principal objectives are to generate, or otherwise preserve, cash and to devote more managerial and financial resources to the Oyu Tolgoi Project. There can be no assurance that any disposition of non-core assets presently under consideration will occur on a timely basis, or at all.
Liquidity and future funding requirements - The Company’s existing cash resources are expected to be sufficient to fund the Company’s current and planned activities until the end of Q2’06. Following completion, expected in late 2005, of an open-pit reserve estimate in respect of the Southern Oyu deposits, the Company expects to be in a position to seek project financing to implement its initial open-pit development plans at the Oyu Tolgoi Project. However, there can be no assurance that the Company will be able to

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
obtain project financing before its existing cash resources are expended. See “Cash Resources and Liquidity.”
Since its inception, the Company has relied on capital markets (and in particular, equity markets) to fund its exploration and other activities. If the Company’s existing cash resources are insufficient to fund all of the Company’s planned activities, or if the Company is unable to obtain project financing before its existing cash resources are expended, the Company will have to rely upon equity markets or other sources of capital (from potential joint venture partners or through other arrangements) — the availability of which cannot be assured —to continue funding the development of the Oyu Tolgoi Project. Capital markets are subject to significant volatilities and uncertainties.
There can be no assurance that Ivanhoe Mines’ undeveloped or partially developed projects can be fully developed, in whole or in part, since factors beyond the Company’s control may adversely affect its access to funding or its ability to recruit third-party participants.
SELECTED FINANCIAL INFORMATION
($ in millions of U.S. dollars, except per share information )

	Quarter ended September 30,		Nine months ended September 30,
	2005	2004(1)	2005	2004(1)

Copper
Revenue	15.4	9.8	46.2	30.0
Operating profit	9.4	5.7	29.1	18.0
Exploration expenses	(28.9)	(28.4)	(87.1)	(73.9)
General and administrative costs	(7.4)	(5.9)	(18.3)	(16.2)
Write-down of long-term investments	—	—	(1.4)	—
Gain on sale of long-term investments	—	—	0.1	4.5
Foreign exchange gain	7.2	4.2	8.2	1.0
Net (loss) from continuing operations	(20.4)	(25.5)	(75.6)	(72.4)
Net income (loss) from discontinued operations	4.0	(0.1)	8.5	(7.3)
Net (loss)	(16.4)	(25.6)	(67.1)	(79.7)
Net income (loss) per share
Continuing operations	($0.06)	($0.09)	($0.25)	($0.26)
Discontinued operations	$0.01	$0.00	$0.03	($0.03)
Total assets	439.8	448.9	439.8	448.9

Continuing operations
Capital expenditures	14.4	4.5	25.4	9.6

Continuing operations
Copper cathode — 50% share
Units sold — tonnes	4,111	3,676	13,324	11,302
Units produced — tonnes	4,249	3,925	13,609	11,526

Average sale price
Copper cathode - US$/pound	$1.80	$1.27	$1.66	$1.27

(1)	Certain numbers have been restated due to a change in accounting policy. Refer to Note 1 of the financial statements.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
SELECTED QUARTERLY DATA

(Expressed in millions of U.S. dollars, except per share amounts)	Quarter ended
	Sept 30	Jun 30	Mar 31	Dec 31
	2005	2005	2005	2004 (1)

Revenue	15.4	15.6	15.1	14.1
Operating profit	9.4	10.3	9.5	8.7
Total exploration	28.9	33.8	24.4	24.3
Foreign exchange gain (loss)	7.2	1.7	(0.7)	3.4
Net (loss) from continuing operations	(20.4)	(31.1)	(24.1)	(26.6)
Gain from discontinued operations	4.0	0.0	4.5	8.8

Net (loss)	(16.4)	(31.1)	(19.6)	(17.8)
Net profit (loss) per share
Continuing operation	(0.06)	(0.10)	(0.09)	(0.09)
Discontinued operations	0.01	0.00	0.02	0.03

Total	(0.05)	(0.10)	(0.07)	(0.06)

	Sept 30	Jun 30	Mar 31	Dec 31
	2004 (1)	2004 (1)	2004 (1)	2003 (1)

Revenue	9.8	10.8	9.4	6.8
Operating profit	5.8	6.7	5.6	1.0
Total exploration	28.4	24.8	20.7	21.2
Foreign exchange gain (loss)	4.2	(1.4)	(1.8)	5.1
Net (loss) from continuing operations	(25.4)	(23.2)	(23.8)	(13.0)
Gain (loss) from discontinued operations	(0.1)	1.4	(8.6)	(1.8)

Net (loss) from continuing operations	(25.5)	(21.8)	(32.4)	(14.8)
Net profit (loss) per share
Continuing operation	(0.09)	(0.09)	(0.09)	(0.05)
Discontinued operations	0.00	0.01	(0.03)	(0.01)

Total	(0.09)	(0.08)	(0.12)	(0.06)

(1)	Certain numbers have been restated due to a change in accounting policy. Refer to Note 1 of the financial statements.
REVIEW OF OPERATIONS
A) EXPLORATION
Total exploration and development expenditures capitalized in Q3’05 totalled $12.8 million, compared to $1.3 million in Q3’04. The $11.5 million increase in capitalized expenditures is mainly due to the capitalization of the Oyu Tolgoi Project’s surface and collar infrastructure for the exploration shaft. Future expenditures related to the deepening of the exploration shaft and related underground workings will be expensed.
In Q3’05, Ivanhoe Mines expensed $28.9 million in exploration and development activities, compared to $28.4 million in Q3’04. The majority of the $28.9 million was spent on Ivanhoe Mines’ Mongolian properties ($26.3 million compared to $24.8 million in Q3’04). Approximately $21.9 million (83%) of the $26.3 million was spent on the

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
Oyu Tolgoi Project and various coal exploration activities in the south Gobi region of Mongolia. The remaining 17% was spent on various exploration activities, including the Bronze Fox District, the Kharmagtai project, regional reconnaissance, licence holding fees and general, in-country administrative charges.

At the end of September 2005, Ivanhoe Mines held four mining licences at the Oyu Tolgoi Project totalling approximately 24,000 hectares. Ivanhoe Mines also held directly, and indirectly with Asia Gold Corp. (“Asia Gold”), a 47%-owned subsidiary of the Company, interests in Mongolian exploration licences covering approximately 13.5 million hectares.
a) Oyu Tolgoi Project, Mongolia
i) Oyu Tolgoi Exploration.
Drilling program – In Q3’05, the bulk of Ivanhoe Mines’ drilling efforts were focused on testing the Hugo Far North’s mineralized northern extension into the Ivanhoe-Entrée Joint-Venture property, as well as various satellite deposits throughout the Oyu Tolgoi property.
During the quarter, the Company announced drilling results from two holes, EGC053 and OTD1218, which confirmed the extension of the Hugo Far North mineralized zone for an additional 150 metres to the north. The Hugo Far North mineralization now has been extended to at least 600 metres north of the Ivanhoe/Entrée joint venture property boundary into the Shivee Tolgoi property and brings the total length of the high-grade deposit to over 2.5 kilometres. Step-out and infill drilling is ongoing, with four deep-hole-capacity drilling rigs.
Current geological interpretations estimate that hole EGC053 intersected the top of the deposit at a down-hole depth of 1,340 metres. The intersection totalled 42 metres of 2.07gram per tonne (“g/t”) gold and 2.62% copper (3.96% copper equivalent). All copper equivalent grades mentioned in this MD&A that are related to the Oyu Tolgoi Project have been calculated using assumed metal prices of $350 per ounce for gold and $0.80 per pound for copper. Additional drilling down-dip of hole EGD053, as a step out hole 150 metres to the north, will be completed in Q4’05.
Hole OTD1218, located approximately 150 metres northeast along strike from the Ivanhoe/Entrée joint venture boundary, intersected two significant drill hole intercepts starting at a down-hole depth of approximately 1,182 metres. The first intercept averaged 46 metres of 0.16 g/t gold and 1.34% copper (1.45% copper equivalent) and the second intercept averaged 114 metres of 2.64 g/t gold and 4.33% copper (6.04% copper equivalent).
Resource estimate – An updated independent resource estimate, which will incorporate drilling results from the Ivanhoe/Entrée property, is expected in early 2006.
The latest independent resource estimate for the Oyu Tolgoi Project was released

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
on May 3, 2005, based on drilling results to mid-April 2005. The May 2005 report, based on 583 drill holes totalling 273,000 metres for the Southern Oyu open-pit deposits and 267 drill holes totalling 287,000 metres for the Hugo North and Hugo South deposits (the “Hugo Dummett” deposits), estimated that the Oyu Tolgoi Project contained Measured and Indicated resources totalling 1.15 billion tonnes grading 1.30% copper and 0.47 grams per tonne (g/t) gold (a copper equivalent grade of 1.54%), at a 0.60% copper equivalent cut-off.
In addition to the Measured and Indicated resources, the Hugo Dummett deposits contain Inferred resources of 1.16 billion tonnes grading 1.02% copper and 0.23 g/t gold (a copper equivalent grade of 1.16%) at a 0.60% copper equivalent cut-off.
Disclosures of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi Project were prepared under the supervision of Charles P.N. Forster and Stephen Torr, both employees of Ivanhoe Mines and qualified persons under National Instrument 43-101.
ii) Oyu Tolgoi Integrated Development Plan
Forty-year mine life — On September 29, 2005, the Company released its independent IDP for the Oyu Tolgoi Project. The IDP was prepared by a joint venture between AMEC Americas Limited, of Vancouver, Canada, and Ausenco Limited, of Perth, Australia, with input from 12 other leading international engineering and environmental consultants. A copy of the IDP’s executive summary is available from the Company’s website at www.ivanhoe-mines.com.
The IDP outlines the framework for the responsible development of the mine, allowing the Company to integrate economic progress with environmental care and social responsibility. The mine development proposed by the IDP will be completed over a 15-year period, resulting in an ultimate mine life expectancy of 40 years.
The IDP combined reports for two major aspects of development of the Oyu Tolgoi Project. First was a feasibility-level evaluation of an initial, large open-pit mine developed on the near-surface Southern Oyu deposits. Second were pre-feasibility and scoping-level evaluations of the associated infrastructure, such as power supply, and of a world-class, underground block-cave mining operation at the Hugo Dummett deposits. Because the information used to prepare the IDP includes different levels of study, in accordance with CIM Standards on Mineral Resources and Reserves referred to in National Instrument 43-101, the overall IDP report was released as a Preliminary Assessment Report. Consequently, an independent open-pit reserve estimate for the Southern Oyu deposits is expected in late 2005.
Phase One- 70,000 tpd scenario – Phase one, expected to start in mid-2008, involves open-pit mining of the Southwest Oyu deposits. At the beginning of

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
2009, a concentrator is projected to produce a gold-rich copper concentrate at a throughput rate of 70,000 tonnes per day (“tpd”). After three years, following the completion of the underground block-cave development of the Hugo North deposit, mining production from underground will begin. Because the underground mineralization is of much higher economic value than the open-pit mineralization, the concentrator will give priority to the underground material. After year five, open-pit production will be curtailed and material from the Hugo North deposit will represent the predominant source of mill feed to the concentrator.
Phase Two- 140,000 tpd scenario – Phase two involves the development of a block-cave underground operation at Hugo South combined with the deepening of the open pit at Southwest Oyu, and is expected to result in a doubling of the daily throughput for the entire Oyu Tolgoi Project to 140,000 tpd. The decision to proceed with phase two is expected in year three and the doubling of throughput capacity is expected to be reached by year seven. Underground production from the Hugo South deposit is expected to commence in year 12, at which time the combined underground production from the Hugo Dummett deposits is expected to reach 140,000 tpd.
Given the significant potential to expand the known resources at the Oyu Tolgoi Project, management believes that the ultimate rate of production could exceed the projections presented in the IDP.
Valuation from IDP- Using a base copper price of $1 per pound and a base gold price of $400 per ounce, and based on interpretation of existing tax, mining and other relevant Mongolian laws and the terms of the draft Special Stability Agreement currently being negotiated with the Mongolian government, the Oyu Tolgoi Project’s estimated net present value (“NPV”), using an 8% discount rate and assuming the implementation of the phase-two scenario, is estimated at $3.44 billion before tax — and $2.71 billion after tax. At a 10% discount rate, the NPV is $2.40 billion before tax and $1.85 billion after tax.
The IDP estimated the average recoveries over the life-of-mine at 90.4% for copper and 78.1% for gold. Assuming implementation of the phase-two scenario, the IDP also estimates that, over the life of the project, total cash costs, after gold credits, will average $0.40 per pound of copper.
The open-pit resources used in the IDP are all in the Measured and Indicated categories. The underground resources used in the IDP include some Inferred resources that have not yet been sufficiently drilled to have economic considerations applied to them to enable them to be categorized as reserves. Mineral resources that are not reserves do not have demonstrated economic viability. Until there is additional underground drilling and geotechnical rock characterization to upgrade the Inferred resources to Measured and Indicated resources, the economic analysis contained in the IDP is a preliminary assessment

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
and there can be no certainty that the predicted results of the IDP will be realized.
Exploration shaft – Early access to the deep potential of the Hugo North deposit is important to the financial success of the Oyu Tolgoi Project’s development. In furtherance of this objective, the construction of Shaft #1, a 6.7-metre-diameter exploration shaft, along with headframe, hoisting plant, associated infrastructure and pre-sinking excavation, was undertaken in Q3’05. Further shaft sinking from the completed headframe is expected to commence in Q4’05.
The sinking of Shaft#1 is being performed by the Redpath Group of North Bay, Canada, one of the world’s leading shaft-sinking firms. When completed, Shaft #1 will provide access to the Hugo Dummett deposits and enable the completion of detailed feasibility studies, further resource-delineation drilling and rock-characterization work. The sinking of Shaft#1 is scheduled to be completed by the third quarter of 2007 and will be followed by underground drifting and diamond drilling in 2007 and 2008. Design engineering work also is underway for the project’s second shaft, a 10-metre-diameter production and service shaft.
b) Other Mongolian copper/gold exploration projects.
During the quarter, Ivanhoe Mines continued its exploration efforts on other Mongolian prospects, including the Kharmagtai project and the Bronze Fox district. Diamond drilling at the Kharmagtai project tested several previously untested porphyry prospects. Fifteen diamond drill holes totalling approximately 4,600 metres were completed during the quarter. Further drilling on this project is expected in Q4’05.
Diamond drilling efforts on the Bronze Fox district were completed in July 2005. Drill data is being reviewed from the 24 diamond drill holes, totalling approximately 6,700 metres of core. The drilling completed in Q3’05 targeted four copper-gold prospects that form part of a 14-kilometre-long corridor of alteration and mineralization.
At the end of September 2005, the Company announced the commencement of the Falcon airborne gravity gradiometer survey by BHP Billiton (“BHPB”) on an area covering approximately 35,640 square kilometres (the “BHPB Joint Venture Area”) of Ivanhoe Mines’ non-core exploration licences in southern Mongolia. The survey is part of a joint-venture agreement with BHPB that allows BHPB the right to earn up to a 50% interest in the BHPB Joint Venture Area. The survey is expected to be completed in early 2006.
The BHPB Joint Venture Area, which represents approximately 40% of Ivanhoe Mines’ land holdings in this region, excludes all coal potential, as well as Ivanhoe Mines’ advanced exploration and development-stage projects (the Oyu Tolgoi Project, the Kharmagtai, Yellow Hills and Bronze Fox prospects).
On July 5, 2005, Asia Gold announced a similar agreement with BHPB. The agreement, covering approximately 3,600 square kilometres of Asia Gold’s mineral

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
licences in southern Mongolia, grants BHPB the right to earn a 50% interest by spending $2 million prior to December 31, 2007. The expenditures include an initial commitment to conduct a Falcon airborne gravity gradiometer survey before December 31, 2006. Following the initial earn-in, BHPB has a second option to earn an additional 20% interest (for a total interest of 70%) by funding a feasibility study on one exploration target up to a maximum value of $45 million. BHPB also agreed to purchase an equity interest in Asia Gold by acquiring approximately 1.15 million units valued at $1 million, each unit consisting of one common share and a two-year warrant to purchase one half common share of Asia Gold at Cdn$1.395 per share.
On September 29, 2005 Asia Gold announced the signing of an Earn-in Agreement with Solomon Resources Limited and Gallant Minerals Limited that provides Asia Gold with the right to earn up to a 70% in four copper and gold projects comprising nine mineral exploration and mining licences covering approximately 31,000 hectares in the Gobi region of southern Mongolia.
In October 2005, Asia Gold announced the discovery on one of its exploration licences in southern Mongolia of 13 quartz veins containing high-grade gold. A total of 75 rock grab samples weighing 1-2 kilograms each was collected during a first reconnaissance program. The veins occur over a distance of 2.5 kilometres spanning over a large area and in multiple-veins formation. A trenching program is planned for Q4’05 and, if successful, will be followed by a drilling program.
c) Mongolian coal projects.
Nariin Sukhait Coal Project – On September 16, 2005 the Company announced an initial resource estimate for the Nariin Sukhait Coal Project located in southern Mongolia. The estimate was prepared by Norwest Corporation (“Norwest”), an independent consulting firm. On October 13, 2005, Norwest increased its September estimate to reflect the results of a completed detailed topographic survey resulting in much more precise vertical location of drill-hole results.
Current estimates of the total coal mineralization contained in the South, East and West fields, including drilling to August 9, 2005, stand at 116 million tonnes of Measured plus Indicated resources (63 million tonnes of Measured resources and 53 million tonnes of Indicated resources) and an additional Inferred resource of approximately 42 million tonnes. Drilling is ongoing and new resource estimates for the South, East and West fields are expected before the end of 2005. Additional estimates also are expected on four additional areas of Nariin Sukhait that are showing encouraging initial results.
Drill-core samples are undergoing thermal and metallurgical laboratory testing in the United States. Following American Society for Testing and Materials standards, initial coal-quality testing ranks the Nariin Sukhait coal as high-volatile bituminous. To date, coal-quality testing has been completed for approximately 25% of the core samples.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
Ivanhoe Mines plans to complete a pre-feasibility-level study on the Nariin Sukhait Project within the next five months. Ivanhoe Mines is involved in preliminary marketing discussions with potential coal buyers.
Subject to the completion of successful marketing negotiations and the granting of a mining licence from Mongolian governmental authorities, initial production from Nariin Sukhait Project possibly could commence as early as the second half of 2006.
d) Other
i) China: Jinshan Gold Mines Inc (“Jinshan”).
On September 26, 2005, Jinshan announced the results of an independently prepared pre-feasibility study on the 217 Project in Inner Mongolia. The study indicated that, for an initial 7.5 years, a gold-leaching open-pit operation would be capable of producing approximately 120,000 ounces of gold per year at a cash cost of approximately $232 an ounce. The total life-of-mine strip ratio was estimated at 0.96 tonne of waste per tonne of ore.
A final feasibility study is underway and expected to be completed in mid-2006, at which time Jinshan will assess available debt-financing options. Initial capital costs are estimated at $31.8 million and additional sustaining capital totalling $21.9 million will be required to provide additional leach-pad capacity and the incorporation, in the third year of operations, of a crushing circuit to allow the processing of sulphide material. The additional sustaining capital is expected to be funded from the project’s operating cash flows.
In September 2005, Jinshan announced that it had reached an agreement-in-principle with Ivanhoe Mines providing for Jinshan to buy back Ivanhoe Mines’ entire share of mineral interests and mineral-option rights in Jinshan’s various projects, including the 217 Project. As part of the transaction, Jinshan also will receive a cash payment of $4 million from Ivanhoe Mines and issue approximately 48.6 million common shares to Ivanhoe Mines. Following completion of this transaction, Ivanhoe Mines’ percentage ownership in Jinshan will increase from 38.5% to approximately 69.3%. This transaction is considered a related-party transaction and is subject to the approval by minority shareholders of Jinshan.
At the beginning of 2005, Jinshan and the Company negotiated the sale of their joint interest the JBS property for a $1.4 million cash payment. To date, Jinshan has received $1,000,000 and the $400,000 balance is expected to be received by the end of Q1’06.
ii) Australia: Cloncurry
At the end of Q3’05, exploration licences held by Ivanhoe Mines totalled approximately 2,090 square kilometres. During the quarter, Ivanhoe Mines continued its exploration efforts on these claims and recently discovered significant uranium mineralization, in association with very strong copper and

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
gold mineralization, by re-assaying the core of five old drill holes that were previously drilled at the Amethyst Castle copper-gold breccia complex, seven kilometres north-northwest of the former Selwyn Mill. Given that there are strong geological similarities with the Olympic Dam copper-uranium style of mineralization, the Amethyst Castle prospect represents a significant new exploration target for Ivanhoe Mines.
In Q2’05, Pacific (Osborne) Pty. Limited (“Placer”), a wholly-owned subsidiary of Placer Dome Inc. entered into a joint-venture agreement with Ivanhoe Mines, allowing Placer the right to earn a 50% interest in various gold and copper prospects on Ivanhoe Mines’ licences covering approximately 114 square kilometres. In Q3’05, a total of approximately 11,000 metres of reverse-circulation drilling was completed by Placer, with results expected in Q4’05.
iv) Kazakhstan: Bakyrchik Project.
No material from the tailings pond was processed in Q3’05. During the quarter, an independent technical report was commissioned from Roscoe Postle Associates Inc. of Toronto, Canada. The report, to be prepared in accordance with the requirements set out in National Instrument 43-101, will define the Bakyrchik Project’s gold resources and outline the economic parameters for a near-surface open-pit mining operation.
Construction during the quarter continued at a much reduced pace and representatives from the Company met with various Kazakhstan government authorities to discuss the current status and future prospects of the Bakyrchik Project. Discussions are ongoing with government officials and interested third parties.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
B) MINING OPERATIONS
MONYWA COPPER PROJECT (S&K MINE), MYANMAR

	Three month period ended September 30,
	Total Operation				Company’s 50% net share
				% Increase			% Increase
		2005	2004	(decrease)	2005	2004	(decrease)

Total tonnes moved (1)	Tonnes (000’s)	3,357	2,350	43%
Tonnes of ore to heap	Tonnes (000’s)	2,151	1,695	27%
Ore grade	CuCN %	0.51%	0.54%	(6%)
Strip ratio	Waste/Ore	0.56	0.28	100%
Cathode production	Tonnes	8,497	7,850	8%	4,249	3,925	8%
Tonnage sold	Tonnes	8,222	7,351	12%	4,111	3,676	12%
Average sale price received	US$/pound				$1.80	$1.27	41%
Sales	US$(000)				15,439	9,783	58%
Cost of operations	US$(000)				4,633	2,952	57%
Operating profit	US$(000)				9,405	5,714	65%
Cost of operations	US$/pound				$0.51	$0.36	40%

	Nine month period ended September 30,
	Total Operation				Company’s 50% net share
				% Increase			% Increase
		2005	2004	(decrease)	2005	2004	(decrease)

Total tonnes moved (1)	Tonnes (000’s)	10,256	7,594	35%
Tonnes of ore to heap	Tonnes (000’s)	6,679	4,678	43%
Ore grade	CuCN %	0.53%	0.69%	(23%)
Strip ratio	Waste/Ore	0.49	0.52	(6%)
Cathode production	Tonnes	27,218	23,052	18%	13,609	11,526	18%
Tonnage sold	Tonnes	26,647	22,604	18%	13,324	11,302	18%
Average sale price received	$/pound				$1.66	$1.27	31%
Sales	$(000)				46,197	29,977	54%
Cost of operations	$(000)				12,716	8,285	53%
Operating profit	$(000)				29,124	18,014	62%
Cost of operations	US$/pound				$0.43	$0.33	30%

(1)	Includes ore and waste material
Approval from Myanmar governmental authorities for the importation of a new trucking fleet is still pending. As a result, the timing for the delivery of this equipment, reported last quarter as expected in Q4’05, remains uncertain. The additional fleet of equipment is required to maintain copper cathode production at the mine due to the need to provide additional tonnages necessary to offset the gradual decline, experienced since mid-2004, in copper grades from the oxide ore and the decline in copper recoveries expected from the processing of sulphide ore.
In Q2’05, as a result of delays in the delivery of the new fleet of trucks, the Company forecast an expected decrease in future cathode production to approximately 32,000

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
tonnes per year. Mine management, while currently re-estimating the expected production levels for the 2006 year, remains hopeful that a final approval for the importation of equipment will be received shortly. In the meantime, to mitigate further decreases in copper production throughput, other alternatives, such as contract mining, are being evaluated.
Copper prices on the London Metal Exchange averaged $1.70 per pound in Q3’05, compared to $1.29 per pound in Q3’04. Cathode production in Q3’05 totalled 8,497 tonnes, representing an annual throughput rate of 33,710 tonnes, a decrease of 7% over Q2’05. The delay in importing the trucking fleet negatively impacted the operating results during the quarter, resulting in actual tonnages moved in Q3’05 being 31% below budget. When compared to the third quarter of 2004, however, total material moved in Q3’05 increased by 43%, while the average copper grade mined decreased by 6%. The mine has been processing super-high-grade (“SHG”) copper ore, averaging approximately 13% to 20% copper, throughout 2005. In Q3’05, a large portion (40%) of total metal placed on the heaps consisted of SHG copper ore compared to less than 10% in H1’05. The mine is currently considering implementing a copper grade control system to improve the monitoring and forecasting of future production.
Unit cost of operations increased by 40% in Q3’05 compared to Q3’04. Approximately one-third of the increase in cost of operations was due to the 43% increase in tonnage moved and the remaining portion of the increase was due to increases in unit prices and the increased use of chemicals in the treatment process. At the end of Q3’05, the S&K Mine had $34.6 million in cash and the bank loan was completely repaid.
A ministry of the Myanmar government has notified the joint venture entity through which the Company participates in the Monywa copper project that commercial tax is exigible on the joint venture’s exports of cathode copper and has requested payment of such tax retroactive to 2003. The Company’s position, which it has communicated to the ministry, is that the joint venture’s exports of cathode copper are specifically exempt from commercial tax by virtue of the original agreement incorporating the joint venture and that no amounts on account of such tax are payable. The Company expects that further friendly discussions with Myanmar government officials will take place aimed at amicably resolving the matter although there can be no assurance that such discussions will lead to a mutually satisfactory resolution. Failing a resolution through discussions, it may become necessary to resort to arbitration to resolve the question of the applicability of commercial tax.
C) DISCONTINUED OPERATIONS
SAVAGE RIVER MINE, TASMANIA
On February 28, 2005, the Company completed the sale of its total investment in, and loans to, the Savage River operations for two initial cash payments totalling $21.5 million, plus a series of contingent, annual payments based on the annual iron ore pellet price. The future payments will be made over five years, commencing March 2006. A 71.5% increase in the iron ore price benchmark for the 2005 year was announced at the

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
end of February 2005. Based on this increase, the Company expects to receive, by the end of March 2006, an initial annual payment of approximately $22.5 million, which would bring the cumulative sale consideration for the project to approximately $44.0 million. In addition, if the 2005 pellet price benchmark and the Savage River pellet production are maintained over the following five years, the Company should receive additional payments totalling approximately $79 million. Total pellet production for 2005 is estimated to be approximately 2.2 million tonnes.
Using the actual volume of Savage River’s pellet sales during Q3’05, the Company earned $6.4 million in contingent payments during the quarter. Consequently the deferred recoverable balance on the sale of assets was reduced to nil and income from discontinued operations recognized in the quarter totalled $4.0 million.
D) ADMINISTRATIVE AND OTHER
General and administrative. The $1.5 million increase in general and administrative expenditures in Q3’05 primarily was due to an $0.8 million increase in stock-based compensation charges and an increase of $0.7 million in director and officer insurance premiums.
Foreign exchange gains. In 2005 and 2004, the Company maintained most of its cash resources in Canadian dollars. The majority of the foreign exchange gain in Q3’05 was attributable to the strengthening of the Canadian dollar against the U.S. dollar.
Dilution gain on investment in subsidiary. In Q3’05, a $0.5 million dilution gain was recognized by the Company following Asia Gold’s private placement with BHPB.
Share of loss on significantly influenced investee. The $0.4 million share of loss on significant influenced investee represents the Company’s share of Jinshan’s net loss for the quarter.
Share Capital - At November 8, 2005, the Company had a total of 314.1 million common shares and the following purchase warrants outstanding:

Total number of
Share purchase warrants outstanding	Maturity date	Exercise price	shares to be issued
7.125 million(1)	December 19, 2005	Cdn$12.50 per share	7.125 million

5.76 million (2)(3)	February 15, 2006	$8.68 per share	0.576 million

(1)	Each warrant entitles the holder to acquire one common share.

(2)	Each 10 warrants entitle the holder to acquire one common share.

(1)	In 2005, the expiry date was extended from February, 2005 to February, 2006.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
At November 8, 2005, the Company had a total of approximately 9.3 million incentive stock options outstanding, with a weighted average exercise price per share of Cdn$6.06. Each option is exercisable to purchase a common share of the Company at prices ranging from Cdn$1.20 to Cdn$12.70 per share.
CASH RESOURCES AND LIQUIDITY
At September 30, 2005, consolidated working capital was $186.4 million, including cash of $150.9 million, compared with working capital of $213.1 million and cash of $197.6 million at June 30, 2005 (working capital of $144.8 million and cash of $122.6 million, respectively, at December 31, 2004).
Operating activities. The $33.7 million in cash used in operating activities in Q3’05 primarily was the result of $28.9 million in exploration expenditures.
Investing activities and net cash flow from discontinued operations. In Q3’05, a total of $17.1 million in cash was spent on investing activities, the net result of $14.4 million in equipment acquisitions for the S&K Mine, Mongolia and Bakyrchik projects and a $2.2 million additional investment in shares of Entrée.
Financing activities. Financing activities of $2.4 million in Q3’05 mainly consisted of the $7.5 million final loan installment ($3.75M being the 50% attributable to Ivanhoe Mines) by the S&K Mine, offset by the $1 million placement by Asia Gold with BHPB.
The Company’s existing cash resources, together with the proceeds from the sale of the Savage River Mine, are expected to be sufficient to fund the Company’s current and planned activities through Q2’06. Following completion, expected in late 2005, of open-pit reserve estimate in respect of the Southern Oyu deposits, the Company expects to be in a position to seek project financing to implement its initial open-pit development plans at the Southern Oyu deposits.
However, there can be no assurance that the Company will be able to obtain project financing before its existing cash resources are exhausted. Failure to generate sufficient funding from one or more of these sources may require Ivanhoe Mines to delay, postpone or curtail certain of its planned activities for 2006 and thereafter.
Proceeds received from the sale of the Savage River mine will be used to supplement the funding of the Company’s ongoing activities at Oyu Tolgoi, although there can be no assurance that these funds, if and when received, will be sufficient to meet all of the Company’s funding requirements.
The Company expects to fund additional planned expenditures for 2006 and beyond from external sources, which may include debt or equity financing, proceeds from the sale of existing non-core assets, third-party participation in one or more of the Company’s projects, or a combination thereof. There can be no assurance that the Company will be successful in generating sufficient funds from any of these sources. Failure to generate sufficient funding from one or more of these sources may require Ivanhoe Mines to delay, postpone or curtail certain of its planned activities. Over the long term, the

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
Company will need to obtain additional funding for, or third-party participation in, its undeveloped or partially developed projects (including the Oyu Tolgoi Project, the Company’s other Mongolian exploration projects, its Chinese and Australian exploration projects and the Bakyrchik project) to bring them into full production.
CONTRACTUAL OBLIGATIONS and OFF BALANCE SHEET ARRANGEMENTS
As of September 30, 2005, except for the reduction in Savage River’s contractual obligations resulting from the sale of this operation in February 2005, there were no significant changes in our contractual obligations and commercial commitments from those reported in our Management’s Discussion and Analysis for the year ended December 31, 2004.
At the end of September 2005, the Company did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.
CRITICAL ACCOUNTING ESTIMATES and RECENT ACCOUNTING PRONOUNCEMENTS
The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires the Company to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain. The Company’s significant accounting policies and the estimates derived therefrom identified as being critical are substantially unchanged form those disclosed in its MD&A for the year ended December 31, 2004.
On March 30, 2005, the Financial Accounting Standards Board (“FASB”) ratified the consensus of the Emerging Issues Task Force (“EITF”) Issue 04-6 that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. Commencing in the first quarter of 2005, Ivanhoe Mines changed its accounting policy with respect to stripping costs to be consistent with the consensus reached by the EITF, on the basis that the consensus results in a more reliable, relevant and consistent application of GAAP. This change has been applied retrospectively by restating prior period financial statements. In 2004 and prior years, Ivanhoe Mines deferred or accrued stripping costs incurred during production, as appropriate, and charged these costs to operations on the basis of the estimated average stripping ratio for each mine area. The effect of this change was to increase the deficit at January 1, 2004 by $18,329,000 and to increase the net loss for the year ended December 31, 2004 by $7,889,000 ($0.03 per share). The net loss for the three-and nine-month periods ended September 30, 2004 also were increased by $762,000 ($ 0.00 per share) and $6,827,000 ($0.03 per share), respectively, as a result of this change.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
RISKS AND UNCERTAINTIES
Material risks and uncertainties affecting Ivanhoe Mines, their potential impact, and the Company’s principal risk management strategies are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2004.
RELATED-PARTY TRANSACTIONS
The Company’s related-party transactions are substantially unchanged from the disclosure in its MD&A for the year ended December 31, 2004.
OVERSIGHT ROLE OF THE AUDIT COMMITTEE
The Audit Committee reviews, with management and the external auditors, the Company’s quarterly MD&A and related consolidated financial statements and approves the release of such information to shareholders. For each audit or quarterly review, the external auditors prepare a report for members of the Audit Committee summarizing key areas, significant issues and material internal control weaknesses encountered, if any.

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS
I, Robert M. Friedland, Chief Executive Officer of Ivanhoe Mines Ltd., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Ivanhoe Mines Ltd., (the issuer) for the interim period ended September 30, 2005;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.
Date: November 8, 2005

“Robert M. Friedland”
Robert M. Friedland
Chief Executive Officer
Ivanhoe Mines Ltd.

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS
I, Peter Meredith, Chief Financial Officer of Ivanhoe Mines Ltd., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Ivanhoe Mines Ltd., (the issuer) for the interim period ended September 30, 2005;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.
Date: November 8, 2005

“Peter Meredith”
Peter Meredith
Chief Financial Officer
Ivanhoe Mines Ltd.